Exhibit 3.3

Advancit Acquisition Corp. I (the “Company”)

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Attention: The Directors

11 May 2021

Irrevocable notice of surrender of Class B ordinary shares for nil consideration, in accordance with section 37B of the Companies Act (As Revised) of the Cayman Islands

We hereby irrevocably surrender to the Company for cancellation and for nil consideration 2,156,250 Class B ordinary shares of a par value US$0.0001 each standing in our name in the register of members of the Company.

We confirm that the Company has not, as at the date of this letter, issued any share certificates to us.

/s/ Jason Ostheimer

for and on behalf of

Advancit Acquisition Sponsor I LLC

Name: Jason Ostheimer

Title: Authorized Signatory